Filed Pursuant to Rule 433
Registration No. 333-223208
February 1, 2019
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Equity Index Underlying Supplement dated February 26, 2018)

HSBC USA Inc.

Buffered Uncapped Market Participation Securities™



Linked to the EURO STOXX 50® Index (the "Reference Asset")

► 2.00x uncapped exposure to any positive return of the Reference Asset

► Protection from the first 13.00% of any losses of the Reference Asset

► Approximately a 2 year and 6 month maturity

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

  HSBC Buffered Note Video

The Buffered Uncapped Market Participation Securities™ (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-12 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $940.00 and $980.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.75% and referral fees of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.75% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-12 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	Approximately 2 year and 6 months
Reference Asset	The EURO STOXX 50® Index (Ticker: SX5E)
Upside Participation Rate	200% (2.00x) exposure to any positive Reference Return
Buffer Percentage	-13.00%
Reference Return	$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Payment at Maturity per Note	**If the Reference Return is greater than zero:** $1,000 + ($1,000 × Reference Return × Upside Participation Rate). **If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage:** $1,000 (zero return). **If the Reference Return is less than the Buffer Percentage:** $1,000 + ($1,000 × (Reference Return + 13.00%)). For example, if the Reference Return is -30%, you will suffer a 17% loss and receive 83% of the Principal Amount, subject to the credit risk of HSBC USA Inc. If the Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 87.00%) of your investment.
Initial Value	The official Closing Level of the Reference Asset on the Pricing Date
Final Value	The official Closing Level of the Reference Asset on the Final Valuation Date
Pricing Date	February 25, 2019
Trade Date	February 25, 2019
Original Issue Date	February 28, 2019
Final Valuation Date[2]	August 25, 2021
Maturity Date[2]	August 30, 2021
CUSIP/ISIN	40435UFR0/US40435UFR05

The Notes

HSBC Buffered Uncapped Market Participation Securities™ offer investors uncapped upside exposure to the upside return of the EURO STOXX 50® Index, while providing a pre-defined level of downside buffered protection at maturity.

The Notes are designed for investors who believe the Reference Asset will appreciate over the term of the Notes. If the Reference Return is below the Buffer Percentage, then the Notes are subject to a 1:1 exposure to any potential decline of the Reference Asset beyond the Buffer Percentage of -13.00%.

If the Reference Asset appreciates over the term of the Notes, you will realize a return equal to 200% (2.00x) of the Reference Asset appreciation. Should the Reference Asset decline, you will lose 1% of your investment for every 1% decline in the Reference Asset beyond the Buffer Percentage.

Educational Video: HSBC Buffered Uncapped Notes



How do the Buffered Uncapped Notes work?

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[1]As more fully described on page FWP-4.

[2]Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

Payoff Example

The table at right shows the hypothetical payout profile of an investment in the Notes reflecting the Upside Participation Rate of 200% (2.00x) and reflecting the Buffer Percentage of -13.00%.

Reference Return	Participation in Reference Return	Return on the Notes
6.50%	2.00x upside exposure	13.00%
-6.50%	Buffer Percentage of -13.00%	0.00%
-19.50%	1x loss beyond Buffer Percentage	-6.50%

Information about the Reference Asset

The Reference Asset is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.



The graph above illustrates the performance of the Reference Asset from January 1, 2009 through January 28, 2019. The closing levels in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset, please see "Description of the Reference Asset" on page FWP-12 of this free writing prospectus. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

HSBC USA Inc.
Buffered Uncapped Market Participation Securities™



Linked to the EURO STOXX 50® Index

This free writing prospectus relates to a single offering of Buffered Uncapped Market Participation Securities™. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if the Reference Return is less than the Buffer Percentage, lose some or a significant portion (up to 87.00%) of your principal.**

This free writing prospectus relates to an offering of Notes linked to the performance of the EURO STOXX 50® Index (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The EURO STOXX 50® Index (Ticker: SX5E)
Trade Date:	February 25, 2019
Pricing Date:	February 25, 2019
Original Issue Date:	February 28, 2019
Final Valuation Date:	August 25, 2021, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be August 30, 2021. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Upside Participation Rate:	200% (2.00x)
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Final Settlement Value:	**If the Reference Return is greater than zero,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × Reference Return × Upside Participation Rate). **If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage,** you will receive $1,000 per $1,000 Principal Amount (zero return). **If the Reference Return is less than the Buffer Percentage,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + [$1,000 × (Reference Return + 13.00%)]. Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Percentage. For example, if the Reference Return is -30%, you will suffer a 17% loss and receive 83% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 87.00%) of your investment.**
Buffer Percentage:	-13.00%
Initial Value:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Value:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40435UFR0/US40435UFR05
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate).

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Percentage, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 13.00%)].

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Percentage. For example, if the Reference Return is -30%, you will suffer a 17% loss and receive 83% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Buffer Percentage, you will lose some or a significant portion (up to 87.00%) of your investment.**

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

STOXX Limited is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

► You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the Notes.

► You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Percentage of -13.00%.

► You are willing to forgo dividends or other distributions paid to holders of the stocks included in the Reference Asset.

► You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

► You do not seek current income from your investment.

► You do not seek an investment for which there is an active secondary market.

► You are willing to hold the Notes to maturity.

► You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

► You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

► You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Percentage of -13.00%.

► You seek an investment that provides full return of principal.

► You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

► You prefer to receive the dividends or other distributions paid to holders of the stocks included in the Reference Asset.

► You seek current income from your investment.

► You seek an investment for which there will be an active secondary market.

► You are unable or unwilling to hold the Notes to maturity.

► You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

► "— Risks Relating to All Note Issuances" in the prospectus supplement;

► "— General Risks Related to Indices" in the Equity Index Underlying Supplement;

► "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

► "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

You will be exposed to the decline in the Final Value from the Initial Value beyond the Buffer Percentage of -13.00%. Accordingly, if the Reference Return is less than the Buffer Percentage of -13.00%, your Payment at Maturity will be less than the Principal Amount of your Notes. You will lose some or a significant portion (up to 87.00%) of your investment at maturity if the Reference Return is less than the Buffer Percentage.

The amount payable on the Notes is not linked to the level of the Reference Asset at any time other than on the Final Valuation Date.

The Final Value will be based on the Official Closing Level of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than the Initial Value, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to such decrease. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Value, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Notes and the return on the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 5 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Risks associated with non-U.S. companies.
The level of the Reference Asset depends upon the stocks of companies located within the Eurozone, and thus involve risks associated with the home countries of those non-U.S. companies, some of which are and have been experiencing economic stress. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the Notes.

The Notes will not be adjusted for changes in exchange rates.
Although the equity securities that comprise the Reference Asset are traded in euro, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the euro. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the Reference Asset, and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Value. We cannot predict the Final Value. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Value used in the table and examples below is not expected to be the actual Initial Value of the Reference Asset. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Value: 1,000.00

▶ Upside Participation Rate: 200%

▶ Buffer Percentage: -13.00%

The actual Initial Value will be determined on the Pricing Date.

Hypothetical Final Value	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
2,000.00	100.00%	$3,000.00	200.00%
1,800.00	80.00%	$2,600.00	160.00%
1,600.00	60.00%	$2,200.00	120.00%
1,400.00	40.00%	$1,800.00	80.00%
1,300.00	30.00%	$1,600.00	60.00%
1,200.00	20.00%	$1,400.00	40.00%
1,150.00	15.00%	$1,300.00	30.00%
1,100.00	10.00%	$1,200.00	20.00%
1,050.00	5.00%	$1,100.00	10.00%
1,020.00	2.00%	$1,040.00	4.00%
1,010.00	1.00%	$1,020.00	2.00%
1,000.00	**0.00%**	**$1,000.00**	**0.00%**
990.00	-1.00%	$1,000.00	0.00%
980.00	-2.00%	$1,000.00	0.00%
950.00	-5.00%	$1,000.00	0.00%
900.00	-10.00%	$1,000.00	0.00%
870.00	-13.00%	$1,000.00	0.00%
800.00	-20.00%	$930.00	-7.00%
700.00	-30.00%	$830.00	-17.00%
600.00	-40.00%	$730.00	-27.00%
500.00	-50.00%	$630.00	-37.00%
200.00	-80.00%	$330.00	-67.00%
0.00	-100.00%	$130.00	-87.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The level of the Reference Asset increases from the Initial Value of 1,000.00 to a Final Value of 1,100.00.

Reference Return:	10.00%
Final Settlement Value:	**$1,200.00**

Because the Reference Return is positive, the Final Settlement Value would be $1,200.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return} \times \text{Upside Participation Rate})$$

$$= \$1,000 + (\$1,000 \times 10.00\% \times 200\%)$$

$$= \$1,200.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate of 200% when the Reference Asset appreciates.

Example 2: The level of the Reference Asset decreases from the Initial Value of 1,000.00 to a Final Value of 950.00.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Percentage of -13.00%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 3: The level of the Reference Asset decreases from the Initial Value of 1,000.00 to a Final Value of 600.00.

Reference Return:	-40.00%
Final Settlement Value:	**$730.00**

Because the Reference Return is less than the Buffer Percentage of -13.00%, the Final Settlement Value would be $730.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 13.00\%)]$$

$$= \$1,000 + [\$1,000 \times (-40.00\% + 13.00\%)]$$

$$= \$730.00$$

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the level of the Reference Asset beyond the Buffer Percentage of -13.00%. **You will lose some or a significant portion (up to 87.00%) of your investment.**

DESCRIPTION OF THE REFERENCE ASSET

EURO STOXX 50® Index

The Reference Asset is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the Reference Asset, see "The EURO STOXX 50® Index" beginning on page S-12 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from January 1, 2009 through January 28, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the Reference Asset on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.75% and referral fees of up to 1.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.75% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

HSBC USA Inc.

$ Buffered Uncapped Market Participation Securities™ Linked to the EURO STOXX 50® Index

February 1, 2019

Free Writing Prospectus